February 1, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re: Ohanae, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed December 21, 2022

File No. 024-11927

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated January 17, 2023 from the staff of the Division of Corporation Finance - Office of Technology (the “Staff”) regarding the Offering Statement of Ohanae, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 3 to Form 1-A filed December 21, 2022

Risk Factors, page 6

1.	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

With respect to “crypto assets”, the Company believes that the term “crypto asset” is interchangeable with “digital asset” as defined in the SEC’s policy statement entitled “Custody of digital asset securities by Special Purpose Broker-Dealers” (Release No. 34-90788) (the “Policy Statement”). In the Policy Statement, a “digital asset security” means a digital asset that meets the definition of a “security” under the federal securities laws. A digital asset that is not a security is referred to as a “non-security digital asset.” As such, in this letter, the Company similarly uses the terms “crypto asset securities” and “non-security crypto assets” to refer to crypto assets that it believes do and do not, respectively, meet the definition of a “security” under federal securities laws.

The Company believes the impact of the recent disruption in the crypto asset markets on the Company’s current reputation, operations and/or financial condition is negligible, as the Company has not yet commenced its principal operations, and accordingly, does not yet have customers, revenues, or an established reputation in its industry that may be impacted by these events.

Furthermore, the Company emphasizes to the Staff that all of its planned operations, both at the Company and at Ohanae Securities, will exclusively involve crypto asset securities – in particular, because Ohanae Securities’ FINRA application to act as a “special purpose broker dealer”, require Ohanae Securities to limit its business exclusively to dealing in, effecting transactions in, maintaining custody of, and/or operating an ATS for digital asset securities. The Company believes that recent disruption in the crypto asset markets has been caused by non-security crypto assets – and therefore, believes this distinguishes its planned operations from companies that deal with non-security crypto assets.

The Company acknowledges that perceptions of the Company by future customers, counterparties, and regulators may be negatively impacted by recent disruptions in the crypto asset markets; however, the Company also believes that such events could potentially benefit the Company. The Company believes that it may be more appealing to these parties due to the key aspects of Ohanae’s business proposition that are in stark contrast to the unregulated, off-shore businesses with token offerings based on derivatives or bundles of other crypto assets that have caused disturbances within the crypto asset markets. Ohanae plans to operate within the confines of the existing regulatory environment, employing a business model that focuses solely on tokens that represent traditional equity securities to provide on-demand liquidity to users of the Ohanae Platform.

Nonetheless, the Company has added risk factors to the Offering Circular disclosing potential risks to the Company resulting from recent disruption in the crypto asset markets.

2.	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

The Company does not believe there are any regulatory developments related to crypto assets or crypto asset markets that will have a material effect on its business. The Company believes that any regulatory development related to crypto assets and their markets would be targeted at non-security crypto assets, and the companies that deal in non-security crypto-assets. As stated further above, the Company (and/or its subsidiary) will exclusively deal in crypto-asset securities. In fact, the Company intends to operate under regulatory supervision, namely under the purview of the SEC and FINRA. Ohanae Inc. is a SEC registered transfer agent. Ohanae Securities, Ohanae’s wholly-owned subsidiary, intends to operate as a Special Purpose Broker-Dealer (“SPBD”) for digital asset securities, licensed by FINRA.

Additionally, the Company does not believe there is any material pending crypto legislation that could have a material effect on the Company.

3.	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

The Company does not believe it faces any material risks related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over non-security crypto assets and non-security crypto asset markets because the Company has no plans to participate in non-security crypto asset markets. In order to meet the requirements set forth in the Policy Statement to be considered a special purpose broker-dealer, Ohanae Securities’ business will be limited to transactions in crypto asset securities.

The Company has previously included risk factors in the Offering Statement addressing risks related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto asset securities and crypto asset security markets, e.g. “The regulatory regime governing blockchain technologies, as well as digital asset securities offerings is uncertain, and new regulations or policies may materially adversely affect the development and utilization of the Ohanae Platform”. The Company has added disclosure to the above risk factor that, due to recent crypto market disruptions, the Company may face heightened regulatory scrutiny from regulatory agencies.

The Company does note to the Staff, however that the Company is seeking to be subject to federal jurisdiction by registering with FINRA and operating under the circumstances set forth in the Policy Statement.

4.	Describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

The Company notes to the Staff that it has included numerous risk factors in its Offering Circular regarding the risks of Ohanae Securities’ operating as a SPBD for the purpose of acting as a custodian of digital asset securities. The Company believes it has adequately addressed material risks applicable to the operations of Ohanae Securities and the Company regarding any of its failures to safeguard both digital and fiat assets of customers of the Ohanae Platform. The Company further notes that it does not believe there is any material risk of commingling of Company assets with customer assets, as the Company’s operating account is maintained at different bank than Signature Bank, which is where customer assets are maintained in a FBO (For Benefit Of) client account.

2

5.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Neither the Company nor Ohanae Securities has identified any material gaps in its risk management processes and policies in light of current crypto asset market conditions. As such, no changes have been made to any such processes or policies in response to recent crypto market conditions.

6.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.

The Company is a private company, whose shares are closely held, and are not listed on any market. As such, the Company does not believe there is any risk of depreciation of the stock price of the Non-Voting Class B Common Stock (represented by Ohanae Equity Tokens) it intends to offer in this offering.

•	Risk of loss of customer demand for your products and services.

As discussed further above, the Company acknowledges that, as in any business, a decrease in customer demand is always a possibility. The Company has added disclosure to the “Risk Factors” section of the Offering Circular to disclose risks related to decrease in customer demand for the Company’s products and services resulting from recent disruptions in the crypto assets markets.

As an aside, the Company notes to the Staff that it is a firm believer that, given the regulated environment that it plans to operate within, recent disruptions in the crypto market due to unregulated actors may cause a reasonable investor, as well as reasonable issuers, to be more favorably inclined to patronize a company like Ohanae that is subject to regulation and transparency.

•	Financing risk, including equity and debt financing.

The Company has added a risk factor that it anticipates being reliant in the near-term on capital raising to fund its operations, and, due to recent events in the crypto market generally, it could make it more difficult for the Company to successfully raise capital as needed.

•	Risk of increased losses or impairments in your investments or other assets.

The Company does not believe it has any crypto investments or crypto assets subject to impairment resulting from recent disruptions in the crypto asset markets. While the Company does hold Signet, Signet is merely representative of one (1) U.S. dollar held in a Signature Bank deposit account – and therefore, is only as affected as the U.S. dollar by recent crypto market events, which the Company believes is not material.

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

The Company notes that in the “Risk Factors - Risks Related To Regulation of our Business” section of its Offering Circular the Company discusses risks to the Company of legal proceedings from regulators, such as state and federal government agencies. The Company has added to the disclosure in this section in certain areas in response to other Staff comments in this letter, as described above. The Company believes these disclosures adequately address the risks the Company faces from such events. The Company is unaware of any pending or threatened proceedings or government investigations against the Company or its affiliates.

3

•	Risks from price declines or price volatility of crypto assets.

The Company does not own any crypto assets other than Signet, which the Company does not believe is subject to any material risk of price declines or price volatility affecting crypto assets – rather, it is affected by price volatility or decline of the U.S. dollar.

General

7.	We note your response to prior comment 3. Please describe in greater detail the mechanics of how the AMM will operate, including whether third parties will be able to participate, and disclose the risks to Ohanae Securities arising from the operation of the AMM, in particular the risks associated with its staking of equity tokens underlying the AMM.

The Company notes that on July 28, 2022, SEC Chairman Gary Gensler released a video explaining how the agency will regulate cryptocurrency trading platforms. Mr. Gensler expressed concern about market manipulation: spoofing, front-running, phantom liquidity (orders that will be canceled before they can ever be executed), shadow liquidity (people willing to transact who will not expose their willingness in public orders), flash crashes and other ills.

Ohanae has developed a Web3 equity crowdfunding and trading platform for digital asset securities (the "Ohanae Platform") that protects investors against all of these and meets the standard of the U.S. market regulations. Retail investors will have access to secondary trading of digital asset securities free from these problems. The Company believes most people want regulation to give them the ability to trade safely and have greater confidence.

Traditional limit-order books like those maintained by the NYSE have come under intense criticism in the last decade. In Web3, Automated Market Makers (AMMs) are a growing alternative to limit order books (LOBs) that the NYSE and many other exchanges use. In his remarks, Mr. Gensler ruled AMMs out as a matter for concern because they transact directly with the customer rather than matching buyers and sellers. AMM customers execute immediately at posted prices, so there is no phantom liquidity and no one can spoof. Manipulation mathematically always loses money. There is no front-running because orders are only identified after execution.

The Ohanae ATS utilizes Uniswap derived open-source software licensed under the GNU General Public License (GPL). The program is an automated liquidity protocol powered by a constant product formula and implemented in a system of non-upgradeable smart contracts on the Ohanae Blockchain. It obviates the need for trusted intermediaries, and security. Each such smart contract, or pair, manages a liquidity pool made up of reserves of two ERC-20 tokens (in our offering, for example, this pair would be Ohanae Coin and Ohanae Equity Token representing shares of our Non-Voting Class B Common Stock).

Ohanae Securities is the Liquidity Provider (LP) for the liquidity pool by depositing into the liquidity pool an equivalent value of each underlying token in return for “pool tokens”. These pool tokens represent a percentage of the total reserves and can be redeemed for the underlying assets at any time.

The mathematical basis for the system is the algorithm as explained below:

Pairs act as automated market makers, always standing ready to accept one token for the other if the “constant product” formula is preserved. This formula, most simply expressed as x * y = k, states that trades must not change the product (k) of a pair’s reserve balances (x and y). Because k remains unchanged from the reference frame of a trade, it is often referred to as the invariant. This formula has the desirable property that larger trades (relative to reserves) execute at exponentially worse rates than smaller ones.

In practice, Uniswap applies a 0.3% fee to trades, which is added to reserves. As a result, each trade actually increases k. This functions as a payout to LPs, which is realized when they burn their pool tokens to withdraw their portion of total reserves.

4

Constant Product Formula

Terms:

OHANA = Ohanae Equity Tokens (or, alternatively, any equity token on the Ohanae Platform)

OUSD = Ohanae Coin

LP = Liquidity Provider (in our case, Ohanae Securities)

Price = Purchase price of OHANA

Buyer = Purchaser of OHANA on the Ohanae ATS, via submitting a “Buy” order.

Seller = Seller of OHANA on the Ohanae ATS, accepting “Buy” order from the Buyer.

1. Uniswap derived smart contract formula:

X * Y = K

[X= No of OHANA, Y=No of OUSD]

Price = Y/X=K/X^2

2. Sell X will decrease the Price of X

Price = K/X^2

•	Seller sells X to LP will increase the number of X in the pool
•	X increase will cause the Price to decrease ↓

3. Buy X will increase the Price of X

Price = K/X^2

•	Buyer buys X from LP will decrease the number of X in the pool
•	X decrease will cause the Price to increase ↑

4. This formula has the property that larger trades relative to the reserve will execute at exponentially less attractive rates than smaller trades

The above diagram is based on an initial liquidity pool X=100, Y=100, so K=100*100=10,000. The curve is based on the formula of Price=10,000/X^2.

5

From this diagram, the Company concludes that (despite of 0.3% trading spread):

a.	The curve is gradual when X is around 100 (initial pool amount), which means the price of X is reasonable. Small decrease in the number of X will cause the Price to increase marginally.

b.	The curve becomes much steeper when X decreases. The Price of X increases exponentially when X decreases by a huge margin. X decrease means buying X from LP, so buying large amount of X will increase the price exponentially.

c.	If X=100, the price of X=10000/100^2=1.

d.	If X=99, the price of X=10000/99^2=1.02

e.	If X=50, the price of X=10000/50^2=4

f.	From (d) and (e), the Company concludes that, buying 1 OHANA vs. 50 OHANA will have different Prices. Larger trades will have less attractive Prices.

The Company believes the Ohanae ATS represents a solution to simplify the process of equity token and Ohanae Coin swaps to ensure that pricing reflects a neutral trade. The Ohanae ATS does not use an order book to determine prices. Rather, each Uniswap derived smart contract, or pair, manages a liquidity pool made up of reserves of two ERC-20 tokens. The protocol works by following an equation (constant product formula set forth above), where the total liquidity remains constant within the liquidity pool.

The Ohanae ATS utilizes what is known as an automated market maker (AMM). The AMM enables Ohanae Securities to stake equity tokens and Ohanae Coins as market pairs on the Ohanae ATS in equal proportions. When an investor places an order to sell an equity token on the Ohanae ATS the transaction is consummated from the pool of staked Ohanae Coins. When an investor places an order to buy an equity token the transaction is consummated from the pool of staked equity tokens. Ohanae Securities, as a broker-dealer, will stake equity tokens and Ohanae Coins, will earn a nominal return on overall transaction fees on the Ohanae ATS and their proportion of equity tokens to Ohanae Coins will change based on whether the market is a net seller or purchaser of the equity tokens.

The Company does not intend to allow third parties to participate as a LP. This is because Ohanae has chosen to utilize a single private blockchain to assure its integrity and to eliminate opportunities for arbitrage.

The Company has revised and added disclosure to the “Risk Factors” section of the Offering Circular to disclose risks to Ohanae Securities arising from the operation of the AMM, as well as risks associated with its staking of equity tokens underlying the AMM.

8.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, including any material impact from the price volatility of crypto assets.

The Company does not own any crypto assets other than Signet, which the Company does not believe is subject to any material risk of price volatility affecting crypto assets – rather, it is affected by price volatility of the U.S. Dollar. The Company believes all significant crypto asset market developments material to understanding or assessing the Company’s business have been disclosed in the Offering Statement.

6

Thank you again for the opportunity to respond to your questions to the Offering Statement of Ohanae, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Greg Hauw

Chief Executive Officer

Ohanae, Inc

7